KLAUS KLEINFELD

Dear Mr Singer,

In the last eighteen months, we have enjoyed the unique attention and unlimited pleasure of multiple exchanges with various representatives of yours in every such way remarkable firm. Unfortunately, we have not yet had the pleasure to meet. More than once have I been wondering what a special person the founder of such a firm must be.

It was much to my delight when I recently learned from Berlin what a phenomenal soccer enthusiast you must be. Quite a few people who accompanied you in Berlin in 2006 during and especially after the many matches you attended are still full of colorful memories about this obviously remarkable time; it indeed seems to have the strong potential to become lastingly legendary. How you celebrated your soccer enthusiasm and the "great time" you must have had in your Berlin weeks - unforgettable without a doubt - left a deep impression on them.

As a token of my appreciation to learn about this completely "other side" of you, I allow myself to send you a little souvenir, which might bring back some "vivid (hopefully positive) memories": The official match ball of the FIFA World Championships 2006 (called "Teamgeist", in English "Team spirit"). I would be honored if it found an adequate place on your memorabilia shelfs.

Sincerely,



PS: If I manage to find a native American Indian's feather headdress I will send this additional essential part of the memories. And by the way: "Singing in the rain" is indeed a wonderful classic – even though I have never tried to sing it in a fountain.



ELLIOTT

ELLIOTT MANAGEMENT CORPORATION
40 WEST 57TH STREET, NEW YORK, NY 10019
TEL: +1 212 974 6000

April 12, 2017

Board of Directors
Arconic Inc.
390 Park Avenue
New York, NY 10022-4608

Dear Directors of Arconic Inc. ("Arconic" or the "Company"):

I am the General Counsel and Chief Legal Officer of Elliott Management Corporation. On April 11, Paul Singer received the attached letter and a soccer ball, both apparently sent to him by Klaus Kleinfeld.

As for the letter, it appears to have been sent from Dr. Kleinfeld because it is on stationery with his name printed on it, it appears to bear his signature, it was sent from Arconic's offices at 390 Park Avenue, and it was delivered by an Arconic messenger. Assuming therefore that the letter is from Dr. Kleinfeld, we find it to be an irresponsible and inappropriate communication. While much of what it says doesn't make sense, we do understand Dr. Kleinfeld to be making veiled suggestions that he might intimidate or extort Mr. Singer based on Mr. Singer's family trip to Germany in 2006 when he attended the World Cup. This is highly inappropriate behavior by anyone and certainly by the CEO of a regulated, publicly traded company, in the midst of a proxy contest, and it raises a number of obvious issues. Further, we assume that: (1) Dr. Kleinfeld was not authorized by the Board to make this communication, and (2) you will assess with your counsel, as we will, the implications of this unusual communication to a dissenting shareholder in the context of a proxy process.

Dr. Kleinfeld should understand that this conduct will not inhibit Elliott's efforts on behalf of shareholders. We are interested in shareholder value and putting Arconic on the right track, not games and false innuendo even if couched in clever ambiguities.

If the letter is not from Dr. Kleinfeld, as unlikely as that seems, then I think he and the Board need to know that someone purporting to be him, using your building and messenger service, is behaving in an irresponsible manner. I am certain that you would want to know about that and stop it. Of course, we expect that you will let us know if this is not in fact a letter from Dr. Kleinfeld and tell us what steps you are taking so that we may likewise take appropriate steps.

Yours truly,

Richard B. Zabel

cc: Kate Ramundo
Chief Legal Officer and Corporate Secretary, Arconic Inc.

Jon Pollock
Co-CEO, Elliott Management Corporation

The Board of Directors of Arconic Inc.

Klaus Kleinfeld
Arthur D. Collins, Jr.
Sean O. Mahoney
L. Rafael Reif
Ratan N. Tata
Patricia F. Russo
Rajiv L. Gupta
E. Stanley O'Neal
Julie G. Richardson
Amy E. Alving
David P. Hess
John C. Plant
Ulrich Schmidt



ELLIOTT MANAGEMENT CORPORATION
40 WEST 57TH STREET, NEW YORK, NY 10019
TEL: +1 212 974 6000

April 17, 2017

Board of Directors
Arconic Inc.
390 Park Avenue
New York, NY 10022-4608

Dear Directors of Arconic Inc. ("Arconic" or the "Company"):

On April 12, I wrote privately to you and your Chief Legal Officer to bring to your attention Klaus Kleinfeld's April 11 letter to Paul Singer. In my letter, I expressed concern regarding Dr. Kleinfeld's veiled suggestions that he might blackmail or extort Mr. Singer. In a public announcement today you chose to inject Dr. Kleinfeld's letter to Mr. Singer into the news. This may have served whatever pre-emptive purposes you thought you had to achieve, but it was insensitive to Mr. Singer who is a victim of this conduct, and now you have made a privately bad situation a publicly bad one. (Your not naming Mr. Singer was not ameliorative in any way since of course everyone speculates that Dr. Kleinfeld would have written Mr. Singer.) There are larger concerns, however, that you have made more urgent and cannot be ignored, namely, that illegal conduct was initiated by Dr. Kleinfeld and may still be underway.

While I understand that Dr. Kleinfeld is appropriately being discontinued in his role as CEO and Chairman of the Board, that is not a sufficient response as it does not fully address all of the concerns about his conduct for us or for the Company. For example, we have no information regarding what if anything is being done to ensure that Mr. Singer and Elliott are not damaged by whatever machinations Dr. Kleinfeld may have set in motion. I expect that like any public company with sophisticated counsel you are undertaking a properly scoped independent investigation to understand what steps Dr. Kleinfeld took to gather or generate his supposed information from "quite a few people" and to potentially make this information "lastingly legendary," as well as his other suggestive commentary. We do not know who these other individuals are that Dr. Kleinfeld refers to, and whether he employed people (perhaps at the Company's expense) to work on this warped initiative, but clearly he suggests he was actively engaged with others in developing information to use publicly against Mr. Singer. While we still do not understand what information Dr. Kleinfeld is referring to, and we believe was manufacturing, I want to protect my client from whatever your CEO and Chairman may have set in motion. The fact that Dr. Kleinfeld did this while acting in the scope of his role as CEO and Chairman makes this the responsibility of the Company and the Board, *see, e.g., U.S. Attorney's Manual Section ("USAM") 9-28.210,* and we expect the Company to make sure that Mr. Singer and Elliott are not damaged in any way. Further, a truly independent investigation would not involve any conflicted director, such as Patricia Russo, whom we have never viewed as independent because of her interlocking Board roles with Dr. Kleinfeld. Indeed, we understand that Dr. Kleinfeld has continually had power over Ms. Russo's compensation and governance responsibilities at Hewlett Packard Enterprise ("HPE") by virtue of his specific role on HPE's Board of Directors. That conflict should never have been the case for a supposed independent director in the first place but certainly cannot be present in a proper independent internal investigation, which it would not be if she is or has been involved. Finally, these concerns about Dr. Kleinfeld's conduct, and how it will be handled internally at a company he directed until today, are not unfounded given Dr. Kleinfeld's history at Siemens in Germany of trying to tarnish the reputations of those he viewed as opponents.

Therefore, we want to be assured that you are attending to your responsibility to understand what Dr. Kleinfeld actually did, what he intended to do, and to make sure whatever he set in motion is stopped. Furthermore, we expect that if anyone in the Company or among the Directors acquiesced in, condoned or was complicit in this conduct, they are not being retained by the Company. These are standards commonly expected to be abided by under federal law. *See, e.g., USAM 9-28.700, 9-28.900, 9-28.1000, 9-28.1100.* I remind you that not only are Mr. Singer and Elliott potential victims, we are shareholders as well, and we do not want to see these issues proliferate for us or for the Company. While I recognize that you may have concerns about maintaining the privilege and confidentiality of any investigation, there are ways that you or your counsel could assure us that Mr. Singer, as the target of Dr. Kleinfeld's conduct, can be satisfied that the concerns I mention above are all being dealt with and are under control. This is not difficult to do, as your counsel will inform you, especially since facts are not privileged, and I would appreciate speaking to a representative of your choosing or your counsel regarding these issues. Please have someone contact me no later than April 18 to discuss this.

Yours truly,



Richard B. Zabel
*General Counsel/Chief Legal Officer*

cc:   Kate Ramundo
      Chief Legal Officer and Corporate Secretary, Arconic Inc.

      Jon Pollock
      Co-CEO, Elliott Management Corporation

      The Board of Directors of Arconic Inc.

| | | |
|---|---|---|
| Ratan N. Tata | Patricia F. Russo | Amy E. Alving |
| Arthur D. Collins, Jr. | Rajiv L. Gupta | David P. Hess |
| Sean O. Mahoney | E. Stanley O'Neal | John C. Plant |
| L. Rafael Reif | Julie G. Richardson | Ulrich Schmidt |